UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

New Horizons Worldwide, Inc.

(Name of Issuer)

New Horizons Worldwide, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

645526104

(CUSIP Number of Class of Securities)

Mark A. Miller
President and Chief Executive Officer
1900 S. State College Boulevard, Suite 650
Anaheim, California  92806
(714) 940-8000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to:

Justin W. Chairman, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963-5000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$5,550	$1.00

(1)

Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 3,000 shares of Common Stock for $1.85 in cash per share on a pre-split basis in lieu of fractional shares to holders of less than 1 share after the proposed reverse stock split.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0000558 multiplied by the total Transaction Valuation.

☐

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

This Schedule 13E-3 Transaction Statement (the “Schedule 13E-3” or the “Transaction Statement”) is filed on behalf of New Horizons Worldwide, Inc. (the “Company”), and relates to a proposal to the Company’s shareholders to approve a 1-for-25 reverse stock split of the Company’s Common Stock and, subsequently, a 25-for-1 forward stock split of the Company’s Common Stock.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Exchange Act of 1934, as amended, relating to a special meeting of shareholders of the Company, at which, among other things, the shareholders will consider and vote upon a proposal to approve a 1-for-25 reverse stock split of the Company’s Common Stock and, subsequently, a 25-for-1 forward stock split of the Company’s Common Stock. A copy of the Proxy Statement is incorporated into this Transaction Statement as Exhibit (a).

The information contained in the Proxy Statement, including all appendices thereto, is incorporated by reference herein in response to all items of information required to be included in, or covered by, this Transaction Statement.

Item 16. Exhibits.

Item 1016 of Regulation M-A:

(a)

Preliminary proxy statement for the special meeting of the shareholders of the Company, including preliminary copies of proxy cards for the shareholders of the Company (incorporated herein by reference to the Schedule 14A filed with the Commission on April 3, 2009).

(c)(1)	Opinion of Baker-Meekins LLP (attached as Annex A to the Proxy Statement and incorporated herein by reference).

(c)(2)	Presentation materials prepared by Baker-Meekins LLP

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2009

NEW HORIZONS WORLDWIDE, INC.

By:	/s/ Mark A. Miller
Name: Mark A. Miller
Title: President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
(a)

Preliminary proxy statement for the special meeting of the shareholders of the Company, including preliminary copies of proxy cards for the shareholders of the Company (incorporated herein by reference to the Schedule 14A filed with the Commission on April 3, 2009).

(c)(1)	Opinion of Baker-Meekins LLP (attached as Annex A to the Proxy Statement and incorporated herein by reference).

(c)(2)	Presentation materials prepared by Baker-Meekins LLP